Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS REPORTS STRONG

2014 FOURTH QUARTER & FULL-YEAR RESULTS

—

Net Income of $1.5 Billion for the Quarter and $3.7 Billion for the Year; Company FFO of $190 Million for the Quarter and $758 Million for the Year; Company Raises Quarterly Distribution by 6%

All dollar references are in U.S. dollars, unless noted otherwise.

February 4, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter and year ended December 31, 2014.

Financial Results

	Three months ended December 31,		Year ended December 31,
(US$ millions except per unit amounts)	2014	2013	2014	2013(1)
Company FFO (2)	$190	146	758	571
Net income attributable to unitholders (2) (3)	$1,492	190	3,734	995

Company FFO per unit	$0.27	0.28	1.13	1.21
Net income attributable to unitholders per unit	$2.09	0.37	5.59	2.10

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

(3) Unitholders refers to holders of general partner units, limited partner units, limited partner units of the operating partnership, and limited partner units of Brookfield Office Properties Exchange LP.

Brookfield Property Partners L.P. (the “Partnership” or “BPY”) reported Company FFO of $190 million ($0.27 per unit) for the quarter ended December 31, 2014 compared with $146 million ($0.28 per unit) for the same period in 2013. For the year ended December 31, 2014, Company FFO increased to $758 million ($1.13 per unit) versus $571 million ($1.21 per unit) in 2013. The increase in Company FFO for the quarter was driven by the acquisition of additional interests in Brookfield Office Properties Inc. (“BPO”) and General Growth Properties, Inc. (“GGP”), contribution from new investments and positive same-property growth in its retail and office operations. Company FFO per unit was essentially flat due to the issuance of equity to fund these investments and development projects not yet contributing to Company FFO, but which will drive growth in the coming years.

For the quarter ended December 31, 2014, net income attributable to unitholders was $1.492 billion ($2.09 per unit) versus $190 million ($0.37 per unit) for the same period in 2013. Net income attributable to unitholders for the year ended December 31, 2014 was $3.734 billion ($5.59 per unit) compared with $995 million ($2.10 per unit) in 2013. The substantial increase in the quarter was primarily driven by fair value gains in BPY’s office and retail operations due to greater leasing activity and strengthening valuations in property markets globally.

“I am pleased to report that 2014 was a very successful year for Brookfield Property Partners. With over 30 million square feet of leases executed across our real estate platforms, we continued to capture market rent uplifts and increased occupancy across our portfolio,” said Ric Clark, chief executive officer of Brookfield Property Group. “In addition, we have made significant progress on our $4 billion pipeline of development projects. Most recently, we launched a successful offer to jointly acquire Canary Wharf in London with Qatar Investment Authority (“QIA”). As a result of these initiatives, we have significant visible growth of our cash flow over the next five years, and we are pleased to announce a 6% increase to our distribution rate.”

Office

•	For the quarter ended December 31, 2014, our office operations generated Company FFO of $150 million compared to $78 million in the same period in 2013. Our office operations generated Company FFO of $539 million for the year ended December 31, 2014 compared to $372 million in 2013. The increase in Company FFO for the quarter was mainly due to the increased ownership in BPO and same property NOI growth.
•	During the quarter, our office operations contributed $1.0 billion of fair value gains, primarily due to increased leasing activity in lower Manhattan and strengthening valuations in both the United States and the United Kingdom.
•	Operationally, during the quarter, we leased 3.2 million square feet of space in our core office portfolio at average net rents approximately 45% higher than expiring rents, increasing global occupancy by 40 basis points over the previous quarter and 280 basis points over the prior year to 92.1%.
•	Subsequent to quarter-end, we received approval from over 90% of Songbird Estates plc (“Songbird”) shareholders (excluding QIA’s holding) for our joint venture bid to acquire Canary Wharf. Consisting of approximately 120 acres of land with 35 major properties on the estate, as well as a retail mall and services for 100,000 people, Canary Wharf is home to many of the world’s leading corporations. There are approximately seven million square feet of commercial development rights remaining and approvals to build approximately 3,500 residences.
•	Significant leases executed during the fourth quarter include:
➢	A 16-year new lease with IAG for 362,000 square feet at Darling Park Complex in Sydney
➢	A 12-year lease renewal with FISA for 268,000 square feet at Five Manhattan West in New York City
➢	A 13-year renewal and expansion with Oaktree Capital Management for 205,000 square feet at Wells Fargo Center North in Los Angeles
➢	A two-year renewal with Public Works & Government Services Canada for 203,000 square feet at Exchange Tower in Toronto
➢	A 15-year new lease with OSP for 157,000 square feet at One New York Plaza
➢	A 10-year new lease with J.P. Morgan Chase for 122,000 square feet at Five Manhattan West in New York City
➢	A five-year expansion with TransCanada Pipelines for 91,000 square feet at Fifth Avenue Place in Calgary
➢	A five-year renewal and expansion with Federal Housing Finance Agency for 72,000 at 1625 Eye Street in Washington, DC
•	Other significant transactions in the quarter include:
➢	Invested $116 million along with our institutional partners to acquire an interest in Unitech Corporate Parks, which owns a portfolio of six office parks in India
➢	Acquired a 236,000-square-foot newly constructed office building at Moor Place in central London, adjacent to our London Wall Place development, for $342 million, investing $118 million of equity
➢	Acquired the remaining 12.5% interest in the 100 Bishopsgate development project in London for $25 million
➢	Sold 2401 Pennsylvania Avenue in Washington, DC for $75 million, generating net proceeds of $42 million
➢	Sold 600 Jefferson Street in Houston for $69 million, generating net proceeds of $66 million
➢	Sold 151 Yonge Street in Toronto, subsequent to year-end for C$154 million, generating net proceeds of C$32 million
➢	Sold two New Zealand office assets for $36 million, generating net proceeds of $16 million

Retail

•	For the quarter ended December 31, 2014, our retail operations reported Company FFO of $137 million compared to $114 million in the comparable period in 2013. Our retail operations reported Company FFO of $491 million for the year ended December 31, 2014 versus $331 million in 2013. The increase in Company FFO for the quarter was due to both increased ownership of GGP and 3% same-property NOI growth.
•	During the period, our retail operations contributed $688 million of fair value gains, primarily due to continued progress of GGP’s Ala Moana expansion and strengthening valuations in the United States.
•	Occupancy finished the quarter at 95.8%, consistent with the fourth quarter of 2013. GGP posted a strong performance, realizing suite-to-suite spreads of 18.3% on executed leases commencing in 2014.
•	Significant transactions in our retail segment during the quarter included:
➢	GGP acquired interests in two retail condominiums at 530 Fifth Avenue in New York City for $49 million ($14 million of equity at BPY’s share)
➢	Subsequent to quarter-end, GGP entered into an agreement to buy 50% of the Crown Building at 735 Fifth Avenue in New York City for approximately $888 million ($258 million at BPY’s share). Since commencing its street retail strategy in late 2013, GGP has acquired a portfolio of seven high-quality properties, totaling 11 million square feet in the New York, Chicago, San Francisco and Miami markets.
➢	GGP sold 50% interests in two assets for total net proceeds of $87 million ($25 million of net proceeds at BPY’s share)

Industrial, Multi-family, Hotels & Triple Net Lease

•	For the quarter ended December 31, 2014, our industrial, multi-family, hotel and triple net lease operations posted Company FFO of $13 million compared with $3 million in the comparable period in 2013. These operations posted Company FFO of $77 million for the year ended December 31, 2014 compared with $51 million in 2013. The increase in Company FFO during the quarter was largely a result of new investments, a development gain in our industrial operations and a stronger performance at the Atlantis Resort in the Bahamas.
•	In our industrial operations, we executed 3.6 million square feet of leasing during the quarter, increasing occupancy to 91.7%.
•	Atlantis Resort produced year-over-year increases in RevPAR and EBITDA of 3% and 6%, respectively, as it increased its average daily rate and executed cost savings initiatives.
•	Other significant transactions in the fourth quarter include:
➢	With institutional investors, acquired a 4,000-unit multi-family portfolio in Manhattan for $1 billion, investing $310 million of equity ($94 million of equity at BPY’s share)
➢	With institutional partners, closed on the $4.3 billion acquisition of a 15.6-million-square-foot portfolio of triple-net-leased automotive dealerships across the U.S., investing $1.3 billion of equity ($357 million of equity at BPY’s share)
➢	Sold a portfolio of Mexican industrial assets for $305 million, generating net proceeds of $174 million ($52 million at BPY's share)

Financings

•	Issued $1.8 billion of preferred equity securities that are convertible into BPY units at a price of $25.70 to QIA. The proceeds will be largely used to fund BPY’s investment in the 50/50 joint venture with QIA to acquire the balance of Canary Wharf.
•	Issued C$300 million of Class AAA Preference Shares, Series AA in our office company; the shares were issued at a price of C$25.00 per share and yield 4.75% for the initial five-year period.

•	Entered into a $479 million construction loan on our 3 Manhattan West residential tower in New York City.
•	Entered into a £273 million construction loan on our London Wall Place development project in City of London.
•	Entered into a $130 million construction loan on our 2001 M. Street redevelopment project in Washington, DC.

Company FFO and Net Income Attributable to Unitholders by Segment

(US$ Millions)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Company FFO by segment
Office	$150	$78	$539	$372
Retail	137	114	491	331
Other(1)	13	3	77	51
Corporate	(110)	(49)	(349)	(183)
Company FFO(2)	$190	$146	$758	$571

Net income attributable to unitholders by segment
Office	$1,016	$79	$2,948	$787
Retail	830	198	1,566	445
Other(1)	18	(6)	84	16
Corporate	(372)	(81)	(864)	(253)
Net income attributable to unitholders(2)	$1,492	$190	$3,734	$995

(1)	Other includes Industrial, Multi-family. Hotels and Triple Net Lease investments.
(2)	See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Changes to Board of Directors

The Board of Directors of BPY is pleased to announce the appointment of two new directors, Dr. Soon Young Chang and Ms. Lisa M. Shalett.  Both bring unique experiences and perspectives to the BPY Board; Ms. Shalett most recently served as a partner and head of Brand Marketing and Digital Strategy at Goldman Sachs, and Dr. Chang is Senior Advisor to the Investment Corporation of Dubai.

Distribution Increase and Declaration

Our Board of Directors has announced a 6% increase in the company’s quarterly distribution from $0.25 to $0.265 per unit ($1.06 per unit on an annual basis). The Board has also declared the quarterly distribution of $0.265 per unit payable on March 31, 2015 to unitholders of record at the close of business on February 27, 2015. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

Normal Course Issuer Bid

In the fourth quarter of 2014, the Partnership purchased 222,557 BPY units through its normal course issuer bid.

Special Meeting of Unitholders

The Partnership also announced that it is holding a special meeting of unitholders on March 26, 2015 to approve certain amendments to its unit option plan to allow for the settlement of options in limited partnership units of BPY. Toronto Stock Exchange rules require that we obtain securityholder approval to implement the amendments. The record date for the meeting is February 17, 2015 and materials will be circulated in late February.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on February 4, 2015 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in BPY’s live conference call reviewing 2014 fourth quarter and full-year results on Wednesday, February 4, 2015 at 10:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 800-967-7184 or toll 719-457-2625, passcode: 1289972, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through March 4, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, passcode 1289972. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 400 office and retail properties encompassing 265 million square feet, 28,000 multi-family units, 44 million square feet of industrial space, over 300 automotive dealerships and an 80 million-square-foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488; Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215; Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013

Investment properties	$41,141	$34,153
Equity accounted investments in properties	10,356	9,281
Hotel properties	2,478	2,432
Participating loan notes	609	747
Investment in Canary Wharf	1,265	1,027
Financial assets	1,997	868
Accounts receivable and other	2,074	2,233
Restricted cash	2,132	337
Cash and cash equivalents	1,282	1,368
Assets held for sale	2,241	-
Total assets	$65,575	$ 52,446
Liabilities and equity
Debt obligations	$27,006	$21,640
Capital securities	4,011	2,369
Deferred tax liability	2,639	1,532
Accounts payable and other liabilities	2,399	1,915
Liabilities associated with assets held for sale	1,221	-
Total liabilities	37,276	27,456
Equity
Limited partners	6,586	2,528
General partner	5	4
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	13,147	11,092
Limited partner units of Brookfield Office Properties Exchange LP	470	-
Interests of others in operating subsidiaries and properties	8,091	11,366
Total equity	28,299	24,990
Total liabilities and equity	$65,575	$52,446

Consolidated Statements of Income

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(US$ Millions)	2014	2013	2014	2013(1)
Commercial property and hospitality revenue	$1,035	$944	$4,021	$4,059
Investment and other revenue	28	77	352	222
Total revenue	1,063	1,021	4,373	4,281
Direct commercial property and hospitality expense	524	525	2,089	2,156
Interest expense	365	270	1,258	1,100
Depreciation and amortization	35	37	148	164
Administration and other expense	135	104	404	330
Total expenses	1,059	936	3,899	3,750
Share of net earnings from equity accounted investments	580	292	1,366	824
Fair value gains, net	1,393	95	3,756	872
Income before income taxes	1,977	472	5,596	2,227
Income tax expense	382	146	1,176	376
Net income	$1,595	$326	$4,420	$1,851
Net income attributable to:
Limited partners	$490	$35	$1,154	$173
General partner	1	-	1	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	943	155	2,444	822
Limited partner units of Brookfield Office Properties Exchange LP	58	-	135	-
Interests of others in operating subsidiaries and properties	103	136	686	856
Net income	$1,595	$326	$4,420	$1,851

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

Reconciliation of Non-IFRS Measures

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(US$ Millions)	2014	2013	2014	2013(1)
Commercial property and hospitality revenue	$1,035	$944	$4,021	$4,059
Direct commercial property and hospitality expense	(524)	(525)	(2,089)	(2,156)
NOI	511	419	1,932	1,903
Investment and other revenue	28	77	352	222
Share of equity accounted income excluding fair value gains	173	133	557	424
Interest expense	(365)	(270)	(1,258)	(1,100)
Administration and other expense	(135)	(104)	(404)	(330)
Depreciation and amortization of non-real estate assets	(8)	(10)	(36)	(40)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(34)	(103)	(429)	(536)
FFO (2)	170	142	714	543
Depreciation and amortization of non-real estate assets	8	10	36	40
Transaction costs	45	15	76	17
Gains/losses on disposition of non-investment properties	(19)	(16)	(157)	(20)
FFO from GGP warrants(3)	13	8	41	18
Non-controlling interests – Company FFO	(27)	(13)	48	(27)
Company FFO (2)	190	146	758	571

FFO (2)	170	142	714	543
Depreciation and amortization of real estate assets	(27)	(27)	(112)	(124)
Fair value gains, net	1,393	95	3,756	872
Share of equity accounted - Non FFO	407	159	809	400
Income tax expense	(382)	(146)	(1,176)	(376)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(69)	(33)	(257)	(320)
Net income attributable to unitholders (2)	1,492	190	3,734	995
Non-controlling interests of others in operating subsidiaries and properties	103	136	686	856
Net income	$1,595	$326	$4,420	$1,851

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) For the period prior to the spin-off on April 15, 2013, these amounts are attributable to Brookfield Asset Management Inc.

(3) Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.